UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

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☒	Definitive Proxy Statement

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USA Technologies, Inc.

(Name of Registrant as Specified In Its Charter)

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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EXPLANATORY NOTE

This proxy statement supplement (this “Proxy Supplement”) is being filed to update certain information for two of the Nominees contained in the definitive proxy statement filed by Hudson Executive Capital LP (“Hudson Executive”) and certain of its affiliates with the Securities and Exchange Commission on December 9, 2019 (the “Definitive Proxy Statement”).

The disclosure contained in this Proxy Supplement reflects:

1.	Douglas G. Bergeron’s new role as Managing Partner of Hudson Executive and a Managing Member of HEC Management GP LLC (“HEC Management”) since February 2020; and

2.	Jacob Lamm’s new role as the Chief Operating Officer of InVisionApp Inc., a digital product design platform, since February 2020.

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

SUPPLEMENT NO. 1 TO PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

OF

USA TECHNOLOGIES, INC.

This Proxy Supplement is being furnished to shareholders of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Company”), by Hudson Executive, HEC Management, HEC Master Fund LP (“Hudson Master Fund”), HEC SPV IV LP (“SPV IV,” together with Hudson Master Fund, the “HEC Funds”), and Douglas L. Braunstein (Mr. Braunstein, collectively with Hudson Executive, HEC Management and the HEC Funds, “Hudson,” “we,” “our” or “us”) and their nominees in connection with the solicitation of proxies from the holders (the “Shareholders”) of common stock, no par value, of the Company (the “Common Stock”) and Series A convertible preferred stock, no par value, of the Company (the “Series A Preferred Stock”) in connection with the annual meeting of Shareholders scheduled to be held on Thursday, April 30, 2020 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof, the “Annual Meeting”).

This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. All page references in the information below are to the pages in the Definitive Proxy Statement, and defined terms used but not defined below have the meanings ascribed to them in the Definitive Proxy Statement. This Proxy Supplement does not change the proposals to be acted upon at the Annual Meeting, which are described in the Definitive Proxy Statement. Except as updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote by proxy or in person at the Annual Meeting. To the extent that information in this supplement differs from or updates information contained in the Definitive Proxy Statement, the information in this supplement shall supersede or supplement the information in the Definitive Proxy Statement. If you have already submitted your proxy, you do not need to take any action unless you wish to change your vote.

SUPPLEMENTAL DISCLOSURES TO THE DEFINITIVE PROXY STATEMENT

1.

The first paragraph in the column titled “Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years” for Douglas G. Bergeron on page 22 in the Definitive Proxy Statement is amended by replacing the first sentence with the following:

“Douglas G. Bergeron has served as a Managing Partner of Hudson Executive, an investment firm that seeks to identify value-oriented opportunities in the small/mid-cap U.S. public markets, since February 2020. Mr. Bergeron has served as the founder and sole shareholder of DGB Investment, Inc., a diversified holding company of technology investments, since 2002.”

2.

The first paragraph in the column titled “Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years” for Jacob Lamm on page 23 in the Definitive Proxy Statement is amended by replacing the first sentence with the following:

“Jacob Lamm has served as the Chief Operating Officer of InVisionApp Inc., a digital product design platform, since February 2020. Mr. Lamm is founder and president of Enterik Advisory LLC, providing executive and board level consulting services with a focus on organic and inorganic growth strategies.”

3.	The last paragraph on page 26, continuing onto page 27, of the Definitive Proxy Statement is amended and restated as follows:

“No. Hudson is nominating eight independent, very accomplished and highly qualified candidates for election to the USAT Board with the expertise necessary to attract and provide proper oversight of management and help create long-term value for Shareholders. On more than one occasion, the Company has misleadingly characterized Hudson’s solicitation as an attempt to “seize control” of the Company. Hudson has not paid any of the candidates in connection with their intended nomination and there are no agreements, arrangements or understandings with respect to any decisions they would make as directors if elected. All eight of the Hudson candidates are independent of USAT and all but two of them have no material connection to Hudson. Five of the eight candidates have no connection to Hudson whatsoever. Of the three with such connections, only Douglas L. Braunstein, Founder and Managing Partner of Hudson Executive, and Douglas G. Bergeron, a Managing Partner of Hudson Executive, have material connections to Hudson. Anne M. Smalling is a passive investor in one or more of the HEC Funds with no management or investment authority.”

4.	The seventh full paragraph on page 39 of the Definitive Proxy Statement is amended and restated as follows:

“As of the date hereof, Mr. Bergeron does not own, beneficially or of record, any shares of Common Stock or Series A Preferred Stock. Mr. Bergeron has indirect interests in one or more of the HEC Funds, which each hold 100 shares of Common Stock of record and otherwise hold an additional 10,384,972 shares of Common Stock in the aggregate. Mr. Bergeron is a Managing Partner of Hudson Executive and a Managing Member of HEC Management, but does not have investment or voting power over any shares of Common Stock or Series A Preferred Stock by virtue of these roles. As of the date hereof, Mr. Bergeron has not engaged in any transactions in securities of the Company during the past two (2) years.”

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If you need another copy of the Definitive Proxy Statement, please contact our proxy solicitor, Innisfree M&A Incorporated, at its address and toll-free numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York NY 10022

Shareholders call toll-free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

This Proxy Supplement and the Definitive Proxy Statement are available at no charge at:

http://www.innisfreema.com/annual/USAT/